Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1993
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

On August 6, 2003, Brio sent the following letter and information to its customers.

Dear Brio Customer,

We would like to build on the exciting news we communicated to you last week and keep you apprised of our progress as we plan for the eventual integration of Brio with Hyperion that will follow the proposed merger. We are reminded daily of the logic in this combination and the incredible value the combined company will bring to market. Following the merger, you will be able to benefit from working with a single software company–Hyperion–to satisfy the broadest range of Business Performance Management needs in a way that is truly beneficial to you. For the first time, from a single vendor, you will be able to satisfy your needs across the entire reporting and performance-monitoring spectrum. You will have the ability to marry that information to your day-to-day operational and financial planning and manage to your desired performance levels.

We recognize, however, that all sorts of questions come to mind regarding Hyperion’s commitment to Brio’s customers and Brio’s products. Top of mind, and of particular importance to you may be the plans to support ongoing development and enhancement of Brio products post completion of the acquisition. Our response is simple:

•	Brio’s products are a perfect complement to Hyperion. The addition of Brio products to the Hyperion portfolio will extend our market leadership in Business Performance Management. The Brio products set the pace for query, analysis, reporting and metrics management. To continue on such a positive track, Hyperion believes it must maintain and extend the Brio products, now and in the future.

•	We are aware that you may be in the purchase decision-making process, which can be complex, even without a pending acquisition. Purchasing Brio products today is as good as signing that same contract with Hyperion after completion of the acquisition. We suspect that most of you would prefer to keep your deployments on schedule, and you can do so confidently directly with Brio today.

•	Customer service and support will not be compromised. Between now and the time when the acquisition is finalized, you should look to receive the same level of superior service and product quality you have come to expect from Brio.

You may want to refer to the Customer FAQ (Frequently Asked Questions) made available by Brio or contact your account representative at Brio.

Our joint vision is to provide customers with breakthrough performance everywhere, from the boardroom to the frontlines. With this acquisition, we can help you drive performance accountability to all levels of your organization.

We will ensure a regular flow of communication to you, both from our headquarters and through our field sales force. In particular, as we formalize and finalize our product integration plans, we are fully committed to proactively updating you.

Sincerely,

Jeff Rodek	Craig Brennan
Chairman and CEO	CEO and President
Hyperion	Brio Software

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

Brio
Customer FAQ	S O F T W A R E

1.	Business Rationale

By adding Brio’s easy-to-use query and reporting capabilities to the Hyperion platform, this acquisition will extend Hyperion’s leadership as the world’s largest provider of business performance management software.

Q.     What is being announced?

A.	We are announcing Hyperion’s agreement to acquire Brio. A definitive agreement has been reached between the two companies’ Boards and Executive teams under which Hyperion will acquire Brio.

Hyperion’s acquisition of Brio will extend its lead as the world’s largest provider of Business Performance Management (BPM) software (per IDC market share) and the most complete performance management solution set (per BPM SPEX rating).

•	This combination will bring together the leader in business performance management applications and OLAP technology with a leader in enterprise-scale business intelligence software with an acknowledged advantage in ease-of-use.

•	By strengthening its foundation platform with the easiest-to-use business intelligence (BI) toolset in the industry, Hyperion can materially advance the power and reach of its business performance management solutions to every corner of the enterprise.

An agreement has also been signed for Hyperion to immediately OEM and resell Brio’s complete product line.

•	An OEM partnership ensures existing and prospective customers as well as partners immediately begin to benefit from the combination of products.

•	The existing integration between Brio Performance Suite and Hyperion Essbase provides “out of the box” value for customers and partners.

Hyperion’s vision is to provide customers with breakthrough performance everywhere, from the boardroom to the frontlines, with this acquisition Hyperion will be able to drive performance accountability to all levels of the organization.

This acquisition will combine the power of Hyperion’s applications with a greater ability to do enterprise-wide reporting and analysis.

Q.     What motivated this acquisition?

A.	Both companies set out to be the essential resource for those organizations committed to delivering breakthrough performance everywhere. This acquisition will fill a gap in Hyperion’s product line and will help them deliver operational performance monitoring and management to all levels of the organization.

Brio
Customer FAQ

Business Performance Management software enables organizations to translate strategies into plans, monitor execution and provide insight to improve financial and operational performance.	Hyperion Business Performance Management

Customers want fewer IT partners that are more strategic. They want enterprise-wide reporting, query, and analysis tools integrated with performance management applications. They want to deliver the benefits of BPM to thousands of people across their companies and they want to do it cost-effectively. This acquisition will satisfy these needs on all counts.

Customers will for the first time, from one vendor, be able to directly query transactional data sources and marry that information to the software they use for day-to-day operational and financial planning, and be able to populate scorecards and dashboards for forecasting and monitoring results.

Q. What is the timeframe and expectation between agreement and close?

A.	The acquisition is subject to customary closing conditions, including Brio shareholder and regulatory approvals and is expected to be completed in the December quarter of calendar year 2003.

Hyperion and Brio have executed an OEM agreement, which provides Hyperion with the immediate ability to resell Brio’s complete product line today.

•	Effective immediately, Hyperion will stop selling Crystal.

•	Hyperion will support Crystal customers until the completion of their maintenance contracts.

•	Hyperion will offer migration ability to Crystal customers who wish to move to Brio.

•	Hyperion will deploy Brio internally.

The companies remain independent public companies and will partner closely as a result of the OEM agreement. We except to execute against our current plans aggressively.

The acquisition of Brio will enable Hyperion to expand its addressable market in one of the software industry’s fastest growing categories.

•	Brio Performance Suite™ represents the easiest-to-use, integrated, and scalable suite of BI tools in the industry.

•	Hyperion will be able to capture customers early in an adoption cycle when the need grows from simple reporting against transactional systems to dynamic monitoring of key operational measures and onto KPI dashboarding.

Brio
Customer FAQ

•	Brio’s improved corporate viability will increase the consideration rate for Brio products.

Customers will be better able to achieve performance accountability across all business functions and at all levels with this acquisition:

•	We will provide incredible insight into all aspects of business to improve performance. Brio’s strength is in relational and Hyperion’s strength is in multidimensional; we expect these strengths to be maintained and extended.

•	We will provide easy-to-use solutions to tens of thousands of users and to every corner of the enterprise.

•	We can do this in a way that dramatically improves the integrity of the numbers and that enables the performance accountable organization.

Q.	Why Brio?

A.	Brio has award-winning products in Business Intelligence that will fill Hyperion’s need for ad hoc query and reporting, enterprise reporting, and KPI management/dashboarding.

•	Brio Performance Suite represents the easiest-to-use, integrated, and scalable suite of BI tools in the industry. Brio combines scalable enterprise reporting tools (SQR) with powerful ad hoc query and analysis capabilities and rapid dashboard construction. The Brio Performance Suite takes Brio to a whole new level of scalability and ease of deployment.

•	SQR is the standard for enterprise reporting with over 35,000 developers worldwide.

•	The award-winning Brio Metrics Builder™ is the industry’s advanced environment for creating, configuring, and delivering metrics that govern company performance.

Brio delivers easy-to-use products with a low total cost of ownership that can cost-effectively scale to thousands and tens of thousands of users.

•	Well-known end-to-end “ease-of-use” leadership spans from the business user to the business analyst and data administrator. With little training and support required, Brio’s products are broadly known as simple but powerful.

•	Brio has over 10,000 customers across 80 different countries and more than 2 million active users.

Brio offers the fastest time-to-value of any enterprise reporting and analysis suite in the industry.

•	The ability to progressively deploy (start small and scale large) enables projects to start quickly then scale without any loss of investment.

•	Open access to disparate data sources combined with minimal training requirements delivers fast value and return.

Brio possesses a broad reach beyond finance into operational performance management applications built and deployed by customers and partners using Brio’s tool set.

•	In Customer Relationship Management, companies such as Boise Office Solutions, Comerica, Pfizer, United Airlines, and Wells Fargo have deployed Brio for customer analysis and campaign effectiveness.

•	In Human Capital Management, companies such as Boeing and Motorola use Brio to analyze payroll, benefits, and performance data.

•	In Supply Chain Management, companies such as Nike, North Face, and Toyota use Brio to monitor and report on critical inventory, logistics, and distribution information.

•	In Financial Management, enterprises such as Bureau of Land Management, Sodexho, and U.S. Air Force use Brio to create standard budget analyses and distribute management reports to thousands of departmental managers.

Brio
Customer FAQ

Brio and Hyperion can create tremendous organizational and operational synergies.

•	Hyperion can dramatically improve the reach of Brio’s products through the strength of its distribution channel. The improved corporate viability will increase the consideration rate for Brio products.

•	The companies have complementary geographic success and global presence, similar corporate cultures, and shared vision, with corporate headquarters proximity.

Q.	What is the strategic rationale? Why is this product combination powerful?

A.	Brio’s easy-to-use query and reporting capabilities will strengthen the Hyperion platform and, in combination with Hyperion’s broad application footprint, will extend its position as the leading provider of Business Performance Management software.

•	The intended acquisition will strengthen Hyperion’s competitive position: by filling a product gap in the Q&R and enterprise reporting domain, Hyperion will have the most complete BPM footprint and strongest platform.

Customers are seeking strategic partners. This combination will provide a single source destination for customers looking for tailored or packaged performance management applications.

The Brio product line will substantially expand Hyperion’s addressable market to a larger number of users and departments within the enterprise.

•	Expands to all corners and all levels of the organization, from executives and managers to power user/analysts and to thousands of front line employees

•	Drives adoption of BPM at an enterprise scale

•	Expands beyond finance to include operational performance management

The new Hyperion will be able to meet customer needs early in the customer’s adoption cycle (start anywhere) when the need grows from simple reporting against transactional systems to dynamic performance monitoring of key operational measures and on to KPI dashboarding.

•	The combined company will create a convergence of dynamic performance monitoring of day-to-day operational business activities and the proactive management of those measures to meet key operational, financial, or strategic goals.

Q.	What are we doing between now and the time we expect this deal to close?

A.	First and foremost, both companies will be focused on accomplishing their current business goals. During this time, both companies will be running as independent entities. We will be focusing very heavily on planning for the upcoming integration of Brio and Hyperion. Lastly, we will also begin to partner under the OEM agreement.

Brio
Customer FAQ

2.	Brio Customers

Q.	What value will the acquisition bring to existing Brio customers?

A.	As the market leader in Business Performance Management, the new Hyperion will enable customers to begin the process of establishing a BPM infrastructure anywhere in the management cycle. This combination will allow customers to extend the analysis and reporting of their transactional activities to manage and respond to the key operational and financial indicators that reflect strength, weakness, and areas of opportunity for improvement.

Q.	Will you be assigned a new account representative?

A.	Both companies will continue to execute against their existing plans while the transaction moves toward completion. This means that in the near term, account representative relationships will not change. When this acquisition closes, Hyperion will most certainly consider, during the intervening months, how to better serve existing customers through possible realignment of the combined sales force and will also consider how this new team can more effectively work with new customers.

Q.	Who do you contact for support and services (Brio Training and Expert Services)?

A.	We are committed to providing the highest level of service to our customers. During the time prior to close of this transaction, support contacts and processes will remain unchanged. In the future, our intent will be to integrate and leverage the strengths of both companies providing a single point of contact to meet your support needs.

Q.	Who do you contact at Brio for more information?

A.	If you have any pressing matters, please contact your Brio Account Manager or call 1-877-289-2746.

Brio
Customer FAQ

3.	Hyperion Customers

Q.	Who will support Brio products sold by Hyperion while partnering under the OEM agreement?

A.	Hyperion will provide support to all customers who purchase Brio products under the OEM agreement. This will allow for a single point of contact for all Hyperion products. Brio will partner very closely with Hyperion to ensure the highest level of service for our customers.

Q.	Who will provide implementation assistance for products sold by Hyperion under the OEM agreement?

A.	We are committed to providing implementation support for all Hyperion customers who purchase Brio products under the OEM agreement. Hyperion will partner closely with Brio to ensure that our customers are provided with the highest level of implementation support. Additionally, Hyperion’s partners who choose to resell Brio products will be trained and will be equipped to provide implementation assistance.

4.	Product Integration / Vision

Q.	How do Brio products fit into the Hyperion product vision?

A.	Brio products complement and extend Hyperion’s vision to deliver Business Performance Management to all stakeholders, across all business functions in the enterprise and beyond. Brio products enable customers to start anywhere, advancing organizations to achieve their vision of breakthrough performance and accountability at levels.

Brio
Customer FAQ

Q.	How do Brio products fit with Hyperion’s approach to the market?

A.	Brio’s products provide customers at all stages of the BPM adoption cycle with proven query, reporting, and information access, enabling customers to start anywhere, in any business function, and consolidate their BI and BPM solutions with a single vendor.

Q.	How do the Brio products complement the Hyperion products?

A.	Brio products extend Hyperion’s reach into all business functions and all classes of users. Brio’s products complement Hyperion’s products. Brio’s proven offering is highly complementary to Hyperion’s broad analysis capabilities and BPM solutions. The combination of these capabilities is essential for deploying ubiquitous BPM throughout the enterprise.

Q.	What are the new Hyperion products and bundles that incorporate Brio’s technology and what do they do?

A.	Hyperion Reporting and Analysis Studio Bundle

•	Integrated query, reporting and comprehensive analysis

•	Combines Hyperion Analyzer, spreadsheet analysis, and financial reporting with Brio Intelligence™ (renamed Hyperion Intelligence) to deliver unparalleled breadth of deployment

Hyperion’s OEM product offering – Brio Intelligence

•	Web-based query and reporting

•	Self-service environment enables rapid publishing of interactive desktops to the web

•	Broad access to enterprise analytic and operational sources

•	Proven, mature, real-time operational query capabilities

•	Provides proactive information delivery to address all classes of users

•	Extends reach to offline users

Hyperion’s OEM product offering – SQR

•	Proven cross platform, high volume, enterprise-class engine for generating reports and processing data

•	Leverages SQR, a recognized name in industrial strength enterprise reporting

•	Can be leveraged against a broad range of operational sources

•	Delivers reports in multiple output types such as HTML, PDF, and XML

Hyperion’s OEM product offering – Brio Metrics Builder™

•	Enterprise-wide performance monitoring

•	2002 InfoWorld Technology of the Year award winner

•	Unique metrics visualization delivers intuitive metrics monitoring

•	Individual, personalizable KPI dashboards extended to every stakeholder

•	Centralized metrics dictionary enables enterprise alignment

Brio
Customer FAQ

Q.	In the few cases where there is overlap, which products will Hyperion keep?

A.	Hyperion’s paramount concern is ensuring that both Hyperion’s and Brio’s customers receive full and ongoing value from their investments in our mutual products. Future direction for products will be determined after comprehensive planning and feedback from customers and partners.

Q.	What are the key milestones for product integration? When will specific products be integrated or what is the prioritized path?

A.	Product Integration Roadmap

•	Today: Customers benefit from the existing integration between Hyperion and Brio flagship platforms (especially integration between Brio Performance Suite 8 and Hyperion Essbase XTD platform).

•	Moving forward: Hyperion’s focus will be to recognize the complementary synergies between the Brio and Hyperion product lines and to deliver increased ROI to both customer bases. The primary value proposition to our customers is to maximize value through tight integration of these products. Hyperion’s product integration efforts in the first 90 days after entering into the OEM agreement will focus on expanding the reach of the integrated Brio BI tools and Hyperion BPM applications across the enterprise. Please contact your Account Manager to get more details on when more information will be available on the product integration roadmap.

Q.	How long will Hyperion support existing versions of Brio products that it chooses not to integrate? Will they be available as stand-alone?

A.	Hyperion’s paramount concern is ensuring that both Hyperion and Brio customer investments are preserved and extended. Future direction for products, packaging, and development priorities will be determined after comprehensive planning and feedback from customers and partners.

Q.	How will Hyperion support existing Brio customers?

A.	We expect little change in this regard. Brio’s customer support infrastructure will remain intact, although there will be an obvious increase in the range of customer support capabilities available from a single source.

Brio
Customer FAQ

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Investor Relations, 1344 Grossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, afflictions and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.